

HAINTBLUEBREW.COM



My name is
Keith Sherrill.

I'd like to
sit down & have a beer
with
Mobile.



Matt Wheeler, Master Brewer (left)
with Keith Sherrill, Founder (right).

Complete the objective.
Keep my team safe.
Come back alive.
Don't crash a helicopter.

✪✪✪✪✪✪✪✪✪✪✪✪✪ *I did that for* **14** *years*

Now, I just want to
make good beer.





Southern Tradition

Haint Blue

Here in the South, many people painted their porch ceilings a specific shade of Haint Blue, a soft blue-green, to ward off evil spirits called "haints."



Mobile's
BEER

I want Mobilians to be invested.
I want this to be Mobile's brewery.



Why a brewery?

While stationed in Washington, I fell in love with the culture.

I'd do a hike then head to the

local brewery

to enjoy good conversation and beer.



church street cemetery

What are your plans?

I need partners interested in

investing
in a piece
of Mobile's *brewery.*


east
garden
screened porch
253 sf
wc
46 sf
wc
46 sf
taproom
1101 sf
mech
144 sf
cold storage
160 sf
exterior
terrace
production area
632 sf
storage
91 sf
elect
38 sf
loading
dock



south elevation



east elevation



north elevation



west elevation



MORGANS
Morgan's
1ST and 2ND FLOOR

SOCIAL

Carya glabra
Pignut Hickory

Carya ovata
Shagbark Hickory

Amelanchier arborea
Service Berry

Robinia pseudoacacia
Black Locust

Fagus grandifolia
Beech hedge

Fagus grandifolia
Beech hedge

Ilex rotunda
Holly hedge

Muhlenbergia capillaris ' White Cloud'
White Muhly Grass

Ammophila breviligulata
American Beech Grass

Chasmantheum latifolium
Sea oats

THE
CONVERSATION AT A
BREWERY
IS MUCH DIFFERENT
THAN AT A BAR.

For more information or
to become an investor

Visit

HAINTBLUEBREW.COM